Exhibit 99.2

Canadian Satellite Radio Holdings Inc.

Consolidated Financial Statements
May 31, 2011

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Balance Sheets
(unaudited)

	May 31, 2011 $	August 31, 2010 $
Assets

Current assets
Cash and cash equivalents	833,581	5,698,115
Restricted investment - letter of credit (note 6)	3,424,976	4,000,000
Accounts receivable	2,510,231	3,042,931
Prepaid expenses and other assets	2,109,643	2,493,039

	8,878,431	15,234,085

Long-term prepaid expenses	1,927,755	923,598

Property and equipment	8,376,541	9,892,821

Contract rights, distribution rights and computer software	155,239,368	169,598,598

Total assets	174,422,095	195,649,102

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities
Accounts payable and accrued liabilities (note 7)	28,793,750	25,306,623
Interest payable	3,927,584	1,094,668
Deferred revenue	32,042,902	28,483,663

	64,764,236	54,884,954

Long-term debt (note 5)	121,972,366	118,238,863

Deferred revenue	7,473,571	7,121,399

Other long-term liabilities (note 11)	9,988,870	11,649,486

Total liabilities	204,199,043	191,894,702

Shareholders’ Equity (deficiency)
Share capital (note 8)	334,579,228	334,152,570
Contributed surplus (note 8)	30,381,236	29,587,944
Deficit	(394,737,412)	(359,986,114)

Total shareholders’ equity (deficiency)	(29,776,948)	3,754,400

Total liabilities and shareholders’ equity (deficiency)	174,422,095	195,649,102

Contracts, contingencies and commitments (note 11)
Basis of presentation and material uncertainties (note 3)
Merger and financing (note 4)

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statements of Operations and Deficit
(unaudited)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2011 $	2010 $	2011 $	2010 $

Revenue	16,797,224	14,145,182	47,989,420	41,749,355

Operating expenses
Cost of revenue	9,108,992	8,794,365	26,617,431	23,782,173
Reversal of CRTC part II license fee (note 11)	-	-	-	(1,186,832)
General and administrative	3,443,624	4,050,605	10,180,139	13,655,443
Merger costs (note 4)	2,527,926	-	5,334,054	-
Stock-based compensation (note 8)	26,522	547,308	89,564	1,862,910
Marketing	5,859,812	4,515,297	15,112,987	12,710,432
Amortization of intangible assets and property and equipment	5,627,265	6,189,262	17,620,495	18,558,586

	26,594,141	24,096,837	74,954,670	69,382,712

Loss before the undernoted	(9,796,917)	(9,951,655)	(26,965,250)	(27,633,357)

Interest revenue	10,515	4,522	38,012	40,442

Interest expenses (note 4 and 5)	(5,539,368)	(6,151,330)	(15,501,736)	(14,839,470)

Gain on debt repurchase (note 5)	-	-	-	7,076,232

Revaluation of derivative (note 11)	32,759	-	131,622	-

Foreign exchange gains	14,462	1,002,988	7,546,054	4,427,108

Net loss for the period	(15,278,549)	(15,095,475)	(34,751,298)	(30,929,045)

Deficit - Beginning of period	(379,458,863)	(331,084,156)	(359,986,114)	(315,250,586)

Deficit - End of period	(394,737,412)	(346,179,631)	(394,737,412)	(346,179,631)

Basic and fully diluted loss per share (note 9)	(0.30)	(0.29)	(0.68)	(0.61)

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2011 $	2010 $	2011 $	2010 $
Cash provided by (used in)

Operating activities
Net loss for the period	(15,278,549)	(15,095,475)	(34,751,298)	(30,929,045)
Add (deduct): Non-cash items
Costs paid by parent company	-	68,974	-	202,090
Stock-based compensation expense	26,522	547,308	89,564	1,862,910
Amortization of intangible assets	5,135,402	5,474,023	15,856,335	16,368,955
Amortization of property and equipment	491,863	715,240	1,764,161	2,189,633
Accrued interest on debt	2,690,864	2,789,622	2,832,916	2,890,594
Interest accretion expense	558,492	1,972,022	1,572,097	3,015,783
Revaluation of derivative (note 11)	(32,759)	-	(131,622)	-
Gain on debt repurchase (note 5)	-	-	-	(7,076,232)
Unrealized foreign exchange gains	(201,734)	(620,025)	(7,047,039)	(3,845,746)
Loss on disposal of property and equipment	-	291,310	-	383,672
Net change in non-cash balances related to operations (note 10)	5,466,566	5,780,276	16,161,452	12,419,155

Net cash provided by (used in) operating activities	(1,143,333)	1,923,275	(3,653,434)	(2,518,231)

Investing activities
Reduction in restricted cash - letter of credit	575,024		575,024
Purchase of property and equipment	(115,451)	(3,348)	(219,586)	(180,094)
Payment for intangible assets	(546,235)	(525,412)	(1,540,485)	(1,926,253)

Net cash used in investing activities	(86,662)	(528,760)	(1,185,047)	(2,106,347)

Financing activities
Repurchase of long-term debt (note 5)	-	-	-	(1,157,963)

Net cash used in financing activities	-	-	-	(1,157,963)

Foreign exchange loss on cash held in foreign currency	(745)	(12,007)	(26,053)	(68,706)

Change in cash and cash equivalents during the period	(1,230,740)	1,382,508	(4,864,534)	(5,851,247)

Cash and cash equivalents - Beginning of period	2,064,321	4,152,245	5,698,115	11,386,000

Cash and cash equivalents - End of period	833,581	5,534,753	833,581	5,534,753

Supplemental cash flow disclosures
Utilization of XM credit facility (note 5)	3,483,695	2,722,060	9,969,263	7,817,151
Issuance of promissory notes (note 5)	-	-	-	1,192,935

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

1	Basis of accounting

The accompanying interim consolidated financial statements of Canadian Satellite Radio Holdings Inc. (the Company or CSR) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements of the Company. The accompanying financial information reflects all adjustments, consisting primarily of normally recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month and nine-month periods ended May 31, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2011. These interim consolidated financial statements follow the same accounting principles and methods of application as the consolidated financial statements for the year ended August 31, 2010.

On June 21, 2011, the Company completed the business combination with Sirius Canada Inc. that was announced in November 2010 (note 4).  The transaction will be accounted for as a reverse takeover whereby Sirius Canada Inc. is deemed to be the acquirer of CSR, using the purchase method of accounting. This basis of accounting will reflect the combination as a continuation of the financial statements of Sirius adjusted for the legal capital of CSR; as such, the consolidated financial statements of CSR after the acquisition will be those of Sirius Canada Inc., and the financial condition, results of operations and cash flows may vary materially from those reported by CSR. The CSR interim consolidated financial statements for the period ended May 31, 2011 do not reflect the combined entity and do not reflect any adjustments that may be required to be made to reflect the reverse takeover.

2	Summary of significant accounting policies

Changes in accounting policies

In October of 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on September 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company has decided to early adopt these standards effective September 1, 2010. The adoption did not have an impact on these interim financial statements, however future business combinations will be accounted for under CICA 1582 which is different in many respects from CICA 1581.

(1)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

Future accounting pronouncements

In December of 2009, the CICA Emerging Issues Committee issued Abstract 175, “Multiple Deliverable Revenue Arrangements”. The Abstract requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. The new requirements are effective for fiscal years beginning on or after January 1, 2011 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In April 2009, the CICA amended Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”), adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

3	Basis of Presentation and Material Uncertainties

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of operations.

The Company’s losses for the three months ended May 31, 2011 are consistent compared to the losses for the three months ended May 31, 2010, which include $2.5 million in merger costs in the results for the three months ended May 31, 2011.  The Company’s losses for the nine months ended May 31, 2011 have increased compared to the losses for the nine months ended May 31, 2010. The major contributing factor to the results for the nine months ended May 31, 2011 compared to the results for the nine months ended May 31, 2010 was the merger costs of $5.3 million. The revenue increased by $6.3 million and there was an increase in the costs of revenue of $2.8 million and the increase in marketing of $2.4 million.

The Company has an accumulated deficit of $394.7 million as at May 31, 2011.  During the three and nine months ended May 31, 2011, the Company used cash for operating activities of ($1.1 million) and ($3.7 million) respectively compared to providing (using) cash of $1.9 million and ($2.5 million) for the three and nine months ended May 31, 2010. The Company also used cash for investing activities of ($0.1 million) and ($1.2 million) during the three and nine months ending May 31, 2011 compared to ($0.5 million) and ($2.1 million) for the three and nine months ended May 31, 2010. The Company has had net cash outflows to support operations and to make interest payments on long term debt. As at May 31, 2011, the Company’s current financial liabilities expected to be settled in unrestricted cash or financial assets are $32.0 million (August 31, 2010 - $25.7 million) and the current unrestricted financial assets are $3.3 million (August 31, 2010 - $8.7 million). These material uncertainties related to the financial position of the Company cast significant doubt upon the ability to continue as a going concern at May 31, 2011.

(2)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

These financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was not able to continue its operations for the foreseeable future and realize its assets and settle its liabilities in the normal course of operations.  Such adjustments could be material.

As discussed in note 4, on June 21, 2011, the Company has merged with Sirius Canada and concurrently refinanced its long-term debt on the merger closing date. While at May 31, 2011, CSR, on a standalone basis, does not have access to the proceeds from the financing, subsequent to May 31, 2011the net proceeds of the financing of $57.5 million were used to retire the Senior notes, the XM facility, and the subordinated promissory notes I and II (note 5). The new notes issued are at lower interest rate at 9.75% than the debt that was repaid. With the close of the merger the financial condition of the combined entity, which will include the operations of Sirius are expected to be different from the current financial condition of CSR. Management plans to combine the businesses and implement plans to achieve reductions in combined costs resulting in increased cash flow in the near term.

4	Merger and Financing

On November 24, 2010, the Company entered into a Purchase Agreement with Sirius Canada (“Sirius”) and each of the shareholders of Sirius, being, Sirius XM Radio Inc. (SXM), Canadian Broadcasting Corporation (CBC) and Slaight Communications Inc. (“the Vendors”). The Purchase Agreement sets out the terms and conditions relating to the acquisition of all of the issued and outstanding shares of Sirius by CSR (”the transaction” or “the merger”). Subject to the satisfaction of certain conditions set out in the Purchase Agreement dated November 24, 2011, upon closing of the transaction, CSR will issue a combination of Class A and Class B Shares that is equivalent to 71,284,578 Class A Shares to the Vendors. As CSR has a cash balance (which includes cash and cash equivalents and restricted investments) that is less than $9 million at the closing of the transaction, the Vendors shall receive non-interest bearing promissory notes in the aggregate, for the difference between the actual cash balance and $9 million.

The closing of the transaction occurred on June 21, 2011, after the conditions of closing were fully satisfied:  approval by 66.7% of CSR’s shareholders, excluding SXM, the Competition Bureau, the Toronto Stock Exchange (“TSX”) and the Canadian Radio-television and Telecommunications Commission (“CRTC”),  the CBC receiving approval from the Order in Council and a refinancing of CSR’s existing Senior notes (note 5) for new unsecured senior notes. On April 11, 2011, the CRTC approved the merger transaction and has imposed certain requirements on CSR and Sirius Canada relating to commitments made at the hearing of the application.  The CRTC also extended the broadcasting licences of Sirius and CSR for one year ending August 31, 2012. Subsequent to the quarter ended May 31, 2011, the CBC received approval from the Governor in Council which was the last approval required.

Merger costs incurred during the nine months ended May 31, 2011 relate to legal costs, fees to review the proposed agreement and fees paid to members of the board of directors related to the committee of independent directors established to review the transaction. The Chief Executive Officer of the Company is contractually entitled to a payment as a result of termination of his employment upon a change of control and the amount of $1.9 million was accrued during the three months ended May 31, 2011. The Company’s financial advisors received a fee of approximately $1.6 million that was contingent on the completion of the merger. As the merger was completed subsequent to May 31, 2011, this contingent fee has not been accrued.

(3)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

The Executive Chairman is entitled to a payment if the Vendors decide to change the nature of his role in the future. The Company has not accrued for this cost at May 31, 2011 as the events obligating the Company have not occurred.

On February 25, 2011, the Company issued an offer to exchange the Company’s outstanding 12.75% Senior notes due 2014 for newly issued 9.75% Senior notes (new notes) due 2018. The new notes will bear interest of 9.75%, payable semi-annually and have a maturity date of seven years after the closing date. The existing Senior notes could be tendered prior to the expiration date of the third business day prior to the closing of the merger.

As of the June 21, 2011, 98.7% of the Senior notes were tendered at US$1,000 principal amount of the existing Senior notes for $1,015 of new notes (note 5).

The Company obtained the consent from holders of the Senior notes to proposed amendments which eliminated the Company’s obligation to comply with substantially all of the financial covenants contained in the Senior notes indenture. By tendering their notes, the holders of the Senior notes are deemed to have consented to the amendments. As of June 21, 2011 there was $0.9 million of 12.75% Senior notes due 2014 that remained outstanding.

During the quarter ended May 31, 2011, as a condition of the merger, the Company has also conducted an offering of new notes in the amount of $62 million. These notes are identical to the new notes above. On June 21, 2011, the offering of the new notes was closed; the same as both the exchange offering and the merger. The issuance of the new notes under the exchange offering and the offering of the new notes was contingent on the closing of the merger. The note holders were entitled to a commitment fee of 0.5% of the principal of the notes for each month prior to the merger closing to a maximum of 1.5% of the principal of the notes.  During the quarter ended May 31, 2011, a commitment fee of $0.6 million was paid to the note holders and this expense is included in interest expense on the consolidated statement of operations and deficit. The agents are entitled to a fee equal to 3% of the proceeds that will be deducted from the proceeds of the offering. As of May 31, 2011, the costs incurred with the offering of new notes is $1.0 million and is included in long term prepaid expenses in the consolidated balance sheet. Subsequent to the completion of the merger and refinancing, with the proceeds of the offering, the Company fully repaid the XM credit facility and the Subordinated promissory notes (note 5).

(4)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

5	Long-term debt

	May 31, 2011	August 31, 2010

Senior notes	$67,753,850	$74,687,743
Convertible notes	17,479,646	16,890,231
XM credit facility	34,318,422	24,265,156
Subordinated promissory notes	1,141,666	1,083,282
Subordinated promissory notes II	1,278,782	1,312,451

	121,972,366	118,238,863

Senior Notes

As at May 31, 2011, the principal amount outstanding of the 12.75% Senior notes due in 2014 is $67.6 million (US$69.8 million) (August 31, 2010 - $74.4 million). Interest payments on the notes are due semi-annually, on February 15 and August 15. The notes are redeemable at the option of the Company on or after February 15, 2010 which has been determined to be an embedded derivative. The value of the derivative has been netted against the senior notes on the balance sheet.  The interest expense for the three and nine months ended May 31, 2011 was $2,139,895 and $6,654,842 respectively (2010 - $2,279,004 and $7,058,914). The effective interest rate for the Senior notes is 15.0%.

The indenture governing the senior notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes.  There is no longer an interest reserve account as all six interest payments were completed at February 15, 2009. The indenture also contains certain provisions that restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

During the quarter ended November 30, 2009, the Company completed the repurchase of US$9.0 million of the face value of the Senior notes, which had a carrying value of US$8.8 million. In exchange for these senior notes, the Company paid US$1.1 million in cash and issued unsecured subordinated promissory notes II with a face value of US$2.1 million and a fair value of US$1.1 million.

As part of the issuance of the above-mentioned Senior notes, the Company incurred costs amounting to $5,520,032, which were applied against the notes. During the three and nine months ended May 31, 2011, $nil and $nil (2010 - $1,544,952 and $1,857,798) respectively of interest accretion expense was included in the consolidated statements of operations.

Subsequent to May 31, 2011, $66.7 million (US$68.8 million) of the Senior notes were refinanced as part of the merger transaction, leaving $0.9 million (US$0.9 million) of the existing Senior notes. The Senior notes that were extinguished through the refinancing were exchanged for newly issued 9.75% Senior notes (new notes) due 2018. The new notes will bear interest of 9.75%, payable semi-annually and have a maturity date of June 21, 2018 (note 4).

(5)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

Convertible notes

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. $4.0 million of the convertible notes were issued to XM Satellite Radio Holdings Inc (XM) and $6.0 million were issued to shareholders of CSRI, including John I. Bitove, the Executive Chairman of the Company. CSRI is the controlling shareholder of the Company. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of the payment. The convertible notes were not settled as part of the merger transaction and remain an obligation of the Company subsequent to June 21, 2011.

The convertible notes are convertible at the option of the debenture holders at any time at a conversion price of $5.92 per share. The notes are redeemable at the option of the Company on or after September 12, 2010. The Company may elect to pay the amount due on the maturity of the debentures in Class A Subordinate Voting Shares, provided that the market price of the Class A Subordinate Voting Shares exceeds $3.00.  If the market price of the Class A Subordinate Voting Shares does not exceed $3.00, there is no option to pay the amount in Class A Subordinate Voting Shares. The number of shares to be issued would be determined based on dividing the principal amounts of the debentures due by 95% of the market price of the Class A Subordinate Voting Shares on the maturity date.

This financial instrument contains both a liability and an equity element. The Company determined the fair value of the liability, the most easily measurable component, to be $14,806,520 on issuance and assigned the residual amount of $5,193,480 to the equity component as required under the CICA Handbook Section 3863, “Financial Instruments - Presentation” (CICA 3863). As part of the issuance of the convertible notes, costs were incurred amounting to $603,555.  These costs are netted against both the liability and equity elements. The liability element is carried at amortized cost using the effective interest rate method. Increased interest accretion for the three months ended November 30, 2010 reflected a revision in the estimated timing of expected cash outflows using the original effective interest rate related to the convertible notes. During the three and nine months ended May 31, 2011, $181,362 and $589,414 (2010 - $12,584 and $45,975) respectively of interest accretion expense was included in the consolidated statements of operations. The accrued interest payable balance at May 31, 2011 included $666,665 (August 31, 2010 - $266,661) for the convertible notes. The effective interest rate based on the liability element is 15%. The interest expense for the three and nine months ended May 31, 2011 was $400,000 and $1,200,000 (2010 - $400,000 and $1,200,000) respectively.

XM Credit Facility

In fiscal 2006, XM now known as SiriusXM Radio Inc., as successor to XM Satellite Radio Inc. (SXM or XM),  provided to the Company a $45 million credit facility to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees. During the three months ended May 31, 2011, the Company utilized $3,483,695 (2010 - $2,722,060) under the facility to pay fees due to XM of $2,155,463 and interest accrued on the outstanding balance of the facility of $1,328,232. As at May 31, 2011, the principal amount outstanding is $28.5 million (August 31, 2010 - $22.0 million) and the interest outstanding is $8.3 million (August 31, 2010 - $4.8 million). The facility bears an interest rate of 17.75% per year on drawings under the facility made after September 1, 2008 and 9% on drawings under the facility made prior to September 1, 2008.The interest can be satisfied through additional borrowings under the facility. XM has the right to convert the unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $16.00 per share at any time and any unpaid principal amounts are automatically converted upon the occurrence of certain conditions. The amount available under the credit agreement is permanently reduced by the aggregate principal borrowed under the facility prior to its maturity. Availability of remaining amounts of the credit facility is dependent on the Company meeting certain annual covenants. During the year ended August 31, 2008, an amendment to the credit facility was signed which revised the condition to be met prior to drawing on the credit facility and amended the interest rate. As at May 31, 2011, the Company had $8.2 million available under the facility. Subsequent to May 31, 2011, the XM credit facility was settled ($37.8 million) with the proceeds from the financing as part of the closing of the merger, on June 21, 2011 (note 4). The facility was set to mature on December 31, 2012.

(6)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

This financial instrument contains both a liability and an equity element. For the quarter ended May 31, 2011, the Company determined the fair value of the liability, the most easily measureable component to be $3,264,853 and assigned the residual amount of $218,842 to the equity component as provided in CICA 3863.  Over the term of the facility, the liability will be accreted to its estimated future payment amount with the increase in liability value recorded as interest expense over the period the liability is outstanding. During the three and nine months ended May 31, 2011, $307,572 and $ 802,266 (2010 - $175,034 and $453,859) respectively of interest accretion expense was included in the consolidated statements of operations and deficit. The interest expense for the three and nine months ended May 31, 2011 was $1,328,231 and $3,518,793 (2010 - $796,371 and $ 2,034,382) respectively. The effective interest rate related to the credit facility is 24.0%.

Subordinated Promissory Notes

During the year ended August 31, 2009, the Company issued US$2.8 million in unsecured subordinated promissory notes (promissory notes) with a fair value of US$0.8 million as part of the Company’s repurchase of US$21.2 million of senior notes. The promissory notes have a maturity date of February 15, 2016 and shall bear interest for semi-annual payments on February 15th and August 15th of each year. The interest rate for all interest paid on or prior to August 15th, 2011 is 1.5% and thereafter, the interest rate is 12.0%. The promissory notes are not redeemable until February 15th, 2015, at which time the Company may redeem the promissory notes at its option. The effective interest rate on the promissory notes is 31.0%. The cash interest expense for the three and nine months ended May 31, 2011 was $44,407 and $129,356 (2010 - $36,080 and $104,495) respectively and the interest accretion expense for the three and nine months ended May 31, 2011 was $55,491 and $161,644 (2010 - $45,086 and $130,577) respectively. The accrued interest payable balance at May 31, 2011 included $224,252 (2010 - $111,010) for the subordinated promissory notes. Subsequent to the quarter ended May 31, 2011, the Company settled the promissory notes ($2.8 million) with the proceeds from the financing (note 4).

(7)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

Subordinated Promissory Notes II

On September 14, 2009, the Company issued US$2.1 million in unsecured subordinated promissory notes (promissory notes II) with a fair value of US$1.1 million as part of the Company’s repurchase of US$9.0 million of senior notes. The promissory notes have a maturity date of September 14, 2014 and bear interest at a rate of 18% compounded annually and is payable on the maturity date. The promissory notes are not redeemable until September 14, 2010, at which time the Company may redeem the promissory notes II at its option. The effective interest rate on the promissory notes is 29.0%. The cash interest expense for the three and nine months ended May 31, 2011 was $93,000 and $269,306 (2010 - $74,389 and $242,185) respectively and the interest accretion expense for the three and nine months ended May 31, 2011 was $30,829 and $89,275 (2010 - $24,663 and $66,090) respectively. The accrued interest payable balance at May 31, 2011 included $524,213 (2010 - $213,122) for the subordinated promissory notes II. Subsequent to the quarter ended May 31, 2011, the Company settled the promissory notes II ($2.0 million) with the proceeds from the financing (note 4).

6	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to significant liquidity risk as it continues to have net cash outflows to support its operations and interest payments on its long-term debt. The Company’s objective has been to manage cash and short-term investments, collections of accounts receivable and the availability of funding for certain payments through a committed credit facility while maintaining operations and settling liabilities. As noted in note 3 and 4 subsequent to May 31, 2011 the merger with Sirius was completed and the financial position of the Company going is expected to be significantly different.

At May 31, 2011, the Company has a cash balance of $833,581 (August 31, 2010 - $5,698,115), accounts receivable of $2,510,231 (August 31, 2010 - $3,042,931) and restricted investment - letter of credit of $3,424,976 (August 31, 2010 - $4,000,000). The restricted investment supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. During the quarter the Company entered into an agreement with the financial institution providing the letter of credit to provide accounts receivable as security and reduced the restricted investment required to be maintained by $0.6 million. Subsequent to May 31, 2011, the letter of credit provided to the Company`s credit card processor was released and the agreement with the financial institution providing the letter of credit ended. The remaining restricted cash of $3.4 million at May 31, 2011 was released.

The table below summarizes the Company’s financial and accrued liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows (in $000’s):

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

	Total	0 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	4 - 5 Years	More than 5 Years
Accounts payable and accrued liabilities	25,973	22,262	1,772	1,939	-	-	-
XM accounts payable and accrued liabilities*	2,821	2,821	-	-	-	-	-
Principal on 12.75% Senior Notes*	67,562	-	-	-	67,562	-	-
Interest on 12.75% Senior Notes*	25,845	4,307	-	4,307	17,231	-	-
Principal on 8.0% Convertible Notes	20,000	-	-	-	-	20,000	-
Interest on 8.0% Convertible Notes	5,933	800	-	800	3,200	1,133	-
XM Credit Facility	28,479	-	-	-	28,479	-	-
Interest on XM Credit Facility	8,288	-	-	-	8,288	-	-
Principal on Subordinated Promissory Notes*	2,758	-	-	-	-	2,758	-
Interest on Subordinated Promissory Notes*	1,510	21	-	165	662	662	-
Principal on Subordinated Promissory Notes II*	2,049	-	-	-	-	2,049	-
Interest on Subordinated Promissory Notes II *	2,608	-	-	-	-	2,608	-
Accenture agreement	234	-	-	-	234	-	-
GM Commission	706	-	-	-	706	-	-
NHL Agreement- long term obligations*	8,263	-	-	-	7,761	502	-
Total	203,029	30,211	1,772	7,211	134,123	29,712	-
* Balance denominated in USD, subject to fluctuations in exchange rate

Amounts disclosed in the table above are summarized by contractual maturity date. The expected and actual cash repayment dates differ as a result of the merger and financing transaction that closed on June 21, 2011 (note 4 and 5).

7	Related party accounts and transactions

During the three and nine months ended May 31, 2011, the Company had the following transactions with related parties, which were in the normal course of operations.

The Company is party to a license agreement and a technical services agreement with SiriusXM Radio Inc. (SXM or XM) as successor to XM Satellite Radio Inc., entered into in fiscal 2006. During the three and nine months ended May 31, 2011, the Company incurred $2,743,349 and $8,151,868 (2010 - $2,575,986 and $7,478,966) in expenses related to the License Agreement. The Company incurred expenses of $87,286 and $277,006 (2010 - $119,529 and $372,193) for the three and nine months ended May 31, 2011 respectively related to technical services.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

During the three and nine months ended May 31, 2011, the Company also incurred $2,000 and $7,000 (2010 - $56,457 and $160,670) related to the reimbursement of call centre and other charges paid on CSR’s behalf by XM.

The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	May 31, 2011	August 31, 2010
Accounts payable to XM	$1,353,304	$1,283,982
Amounts able to settle through XM credit facility	$752,672	$714,797

During the three and nine months ended May 31, 2011, the Company incurred $1,547 and $28,528 (2010 - $11,290 and $35,990) of expenses related to the reimbursement of operating and travel expenses from a company controlled by the Executive Chairman of the Company.

During the three and nine months ended May 31, 2011, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $7,981 and $32,981  (2010 - $nil and $146,948). The principal of Vision is related to the Executive Chairman of the Company. As at May 31, 2011, $nil (August 31, 2010 - $nil) was included in accounts payable and accrued liabilities.

During the three and nine months ended May 31, 2011, the Company made use of a broadcast centre within the Wayne Gretzky’s Restaurant under an agreement with Long Playing LP (LPLP) valued at $3,879 and $7,721 (2010 - $7,140 and $7,140). The principal of LPLP is related to the Executive Chairman of the Company. As at May 31, 2011, $3,842 (2010 - $nil) was included in accounts payable and accrued liabilities.

During the three and nine months ended May 31, 2011, the Company incurred costs on behalf of Mobilicity in the amount of $37,001 and $118,063 (2010 - $36,530 and $147,296) for which the Company was reimbursed. There is $nil of accounts receivable owed from Mobilicity as of May 31, 2011 (August 31, 2010 - $5,855). The Company’s Executive Chairman is the Chairman and controlling shareholder of Mobilicity.

During the three and nine months ended May 31, 2011, the Company paid a guarantee fee, under an agreement between the Company and the National Hockey League, to the Executive Chairman in the amount of $5,978 and $30,392 (2010 - $nil and $nil). As at May 31, 2011, $2,016 (August 31, 2010 - $4,139) was included in accounts payable and accrued liabilities.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

The Company has executed engagement letters with Canaccord Genuity to provide financial advisory services to the Board of Directors in respect of the merger and refinancing transaction. Under the engagement letters, the Company expected to pay approximately $2.0 million to Canaccord Genuity upon successful completion of both transactions. The Company also expected to pay approximately $0.5 million for a fairness opinion. Philip Evershed, one of the Company’s directors, is the principal of Canaccord Genuity. Subsequent to the quarter ended May 31, 2011, both transactions were successfully completed.  The Company paid $2.2 million to Canaccord Genuity on June 21, 2011, the date of closing.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

8	Share capital and other activity

The authorized share capital of the Company as at May 31, 2011 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. Each Class B Voting Share participates in the equity of the Company on a per share basis equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-voting Shares.

As at May 31, 2011, the Company had issued 24,389,517 Class A Subordinate Voting Shares (August 31, 2010 - 24,277,544) and 81,428,133 Class B Voting Shares (August 31, 2010 - 81,428,133).

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

Share capital and other activity are summarized as follows:

	Number of shares		Value of shares
	Class A Subordinate Voting Shares	Class B Voting Shares	Class A Subordinate Voting Shares $	Class B Voting Shares $	Contributed surplus $	Total $
Balance as at August 31, 2009	23,606,162	81,428,133	318,132,067	14,965,560	26,251,307	359,348,934

Costs incurred by CSRI	-	-	-	-	65,764	65,764
Stock-based compensation expense	-	-	-	-	744,998	744,998
Equity portion of XM credit facility	-	-	-	-	195,466	195,466

Balance as at November 30, 2009	23,606,162	81,428,133	318,132,067	14,965,560	27,257,535	360,355,162
Costs incurred by CSRI	-	-	-	-	67,351	67,351
Stock-based compensation expense	-	-	-	-	570,604	570,604
Issuance of subordinate class A voting shares to satisfy interest payments on Convertible Notes	324,157	-	425,995	-	-	425,995
Restricted stock units converted to shares	117,122	-	180,369	-	-	180,369
Equity portion of XM credit facility	-	-	-	-	286,330	286,330

Balance as at February 28, 2010	24,047,441	81,428,133	318,738,431	14,965,560	28,181,820	361,885,811
Costs incurred by CSRI	-	-	-	-	139,609	139,609
Stock-based compensation expense	-	-	-	-	772,726	772,726
Issuance of subordinate class A voting shares to satisfy interest payments on Convertible Notes	132,938	-	399,994	-	-	399,994
Restricted stock units converted to shares	97,165	-	48,585	-	(48,585)	-
Equity portion of XM credit facility	-	-	-	-	542,374	542,374
Balance as at August 31, 2010	24,277,544	81,428,133	319,187,010	14,965,560	29,587,944	363,740,514

Stock-based compensation expense	-	-	-	-	39,711	39,711
Equity portion of XM credit facility	-	-	-	-	259,283	259,283

Balance as at November 30, 2010	24,277,544	81,428,133	319,187,010	14,965,560	29,886,938	364,039,508
Stock-based compensation expense	-	-	-	-	23,331	23,331
Issuance of subordinate class A voting shares to satisfy interest payments on Convertible Notes	103,323	-	399,993	-	-	399,993
Stock options exercised	3,850		12,745		(7,396)	5,349
Equity portion of XM credit facility	-	-	-	-	240,139	240,139

Balance as at February 28, 2011	24,384,717	81,428,133	319,599,748	14,965,560	30,143,012	364,708,320
Stock-based compensation expense	-	-	-	-	26,522	26,522
Stock options exercised	4,800		13,920		(7,140)	6,780
Equity portion of XM credit facility	-	-	-	-	218,842	218,842
Balance as at May 31, 2011	24,389,517	81,428,133	319,613,668	14,965,560	30,381,236	364,960,464

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

Stock options

Stock option activity was as follows:

	Number of options	Weighted average exercise price $
Balance as at August 31, 2009	2,498,000	8.85
Granted	270,000	1.54

Balance as at November 30, 2009	2,768,000	8.14
Granted	372,000	1.54
Forfeited	(2,000)	6.53

Balance as at February 28, 2010	3,138,000	7.36
Cancelled	(900,000)	16.00
Forfeited	(116,000)	7.40

Balance as at August 31, 2010	2,122,000	3.69
Expired	(354,708)	4.84
Forfeited	(26,000)	3.67

Balance as at November 30, 2010	1,741,292	3.46
Exercised	(3,850)	1.39
Forfeited	(47,317)	2.19

Balance as at February 28, 2011	1,690,125	3.49
Exercised	(4,800)	1.41
Forfeited	(26,033)	3.50

Balance as at May 31, 2011	1,659,292	3.50

In November 2009, the Company granted stock options to certain members of the Board of Directors for 270,000 Class A Subordinate Voting Shares with an exercise price of $1.54. The options vest immediately.  The fair value of the stock options granted was $0.1 million and an amount of $0.1 million was recorded in the consolidated statement of operations and contributed surplus during the quarter ended November 30, 2009.

In December 2009, the Company granted stock options to members of the Company’s management team for 372,000 Class A Subordinate Voting Shares with an exercise price of $1.54. The options vest in 1 to 3 years.  The fair value of the stock options granted was $0.1 million and an amount of less than $0.1 million was recorded in the consolidated statement of operations and contributed surplus during the quarter ended May 31, 2011.

There were no new options granted in the three and nine months ended May 31, 2011.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

Restricted stock units

On February 19, 2010, 117,122 previously granted Restricted Share Units (Units) were settled through the issuance of 117,122 Class A Subordinate Voting Shares of the Company. The 117,122 Units were granted on November 12, 2009 by the Company’s Board of Directors to satisfy $180,369 related to the Fiscal 2009 bonus.

9	Loss per share

The weighted average number of shares outstanding used to compute basic loss per share for the three months ended May 31, 2011 was 51,528,785 (2010 - 51,287,318).

The weighted average number of shares outstanding used to compute basic loss per share for the nine months ended May 31, 2011 was 51,479,286 (2010 - 51,068,665).

For purposes of the weighted average number of shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares.  Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share. The stock options (note 9) and convertible debt (note 5) were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the periods presented.

10	Supplemental cash flow disclosures

Changes in non-cash working capital related to operations for the three and six months ended February 28 are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2011 $	2010 $	2011 $	2010 $

(Increase)/Decrease in current assets and long term prepaids
Accounts receivable	(452,179)	457,184	532,700	2,061,913
Prepaid expenses and other assets	(97,245)	(637,372)	(620,761)	(1,485,966)

Increase/(Decrease) in current and long term liabilities
Accounts payable and accrued liabilities	5,584,427	5,426,218	14,015,221	7,656,860
Deferred revenue	815,777	353,677	3,911,410	3,772,498
Long term liabilities	(384,214)	180,569	(1,677,118)	413,850
Net change in non-cash balances related to operations	5,466,566	5,780,276	16,161,452	12,419,155

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

11	Contracts, contingencies and commitments

CRTC Part II Licence Fees

Historically, the CRTC has levied two different types of fees from broadcast licenses.  These are known as Part I and Part II fees.   The Canadian Association of Broadcasters (“CAB”), on behalf of their members, has challenged in Court the validity of the Part II licence fees.  In December 2006, the Federal Court ruled that the Part II licence fees were an illegal tax.  The Federal Government appealed the Federal Court judgment and on April 28, 2008, the Federal Court of Appeal reversed the decision and found that the fees were a valid regulatory charge.   On June 27, 2008, CAB filed an application for leave to appeal the Appeal Court decision to the Supreme Court of Canada.  On December 18, 2008, the Supreme Court of Canada granted the CAB leave to appeal the Part II licence fee case and on January 19, 2009 the CAB’s notice of appeal was filed.  The Supreme Court of Canada was scheduled to hear the matter on October 19, 2009.

On October 7, 2009, the CAB announced that its Board of Directors, along with other fee-paying stakeholders, approved the terms of a settlement agreement with the Federal Government pertaining to the Part II licence fee issue.   The agreement waived fees due to the Federal Government, but not collected by the CRTC for fiscal 2007, 2008 and 2009.  CSR is required to pay a fee as part of the new Part II fee regime implemented that is capped on an industry wide basis and this fee was paid during the quarter ended February 28, 2011.

As at August 31, 2009, CSR had accrued approximately $1.2 million in current liabilities representing unpaid Part II licence fees. This amount was credited to the statement of operations during the quarter ended November 30, 2009.

National Hockey League

On September 9, 2005, XM and the National Hockey League (NHL) signed a term sheet to secure satellite radio National Hockey League broadcast and marketing rights. The agreement between XM and the National Hockey League is a ten-year agreement, with satellite radio exclusivity over the last eight years, for which XM’s total cost is approximately $97.1 million (US$100 million). At May 31, 2011, the Company’s commitment to reimburse XM for a portion of its obligations under this term sheet totalled $67.1 million (US$69.1 million).

During the year ended August 31, 2008, the Company, XM and the NHL agreed to an amendment to the NHL agreement which will defer a portion of the licence fee payable during the 2007-2008 and 2008-2009 seasons to years seven to nine of the original agreement.  The Company also issued to the NHL 102,150 Class A Subordinate Voting Shares with a market value at the date of issuance in December 2007 equal to US$500,000. In addition, XM and the Company agreed to increase the total of the Company’s portion of the commitment to US$71.8 million over the term of the agreement. The Company accounts for the difference between the periodic cost of the services (determined on a straight line basis) and the amount paid in each period as an other financial liability. The periodic service cost reflects the fees over the term of the arrangement less the interest component determined using the effective interest rate method. Programming costs reflect the fees over the term of the arrangement and amortization of the brands. As at May 31, 2011, a liability of $8,263,474 is recorded in other long-term liabilities, of which $3,718,858 is related to programming and $4,544,616 is related to the marketing rights.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2011

During the year ended August 31, 2010, the Company and the NHL signed an agreement to defer a portion of the quarterly instalments of the annual licence fees due to the NHL for the 2009/2010 season. The total amount of the deferral is US$1.5 million and the payments may be deferred for 12 months. In consideration of the deferral, the Company will pay interest of 12% annually and will compensate the NHL for any loss on value below $2.50 of the 102,150 Class A Subordinate Voting Shares issued to the NHL for the amended agreement signed during the year ended August 31, 2008. The compensation for any loss on value of the Class A Subordinate Voting Shares has been determined to be an embedded derivative that is required to be bifurcated from the underlying host contract and accounted for as a derivative at fair value with changes in fair value recorded in earnings. As at May 31, 2011, a value of $0.1 million was assigned to this embedded derivative.

The Executive Chairman of the Company has provided a guarantee to the NHL for the amount deferred in the agreement. In return, the Company will pay a monthly guarantee fee to the Executive Chairman of 0.25% of the deferred amount.

General Motors of Canada Limited (GMCL)

During the quarter ended February 28, 2011, GMCL and the Company signed an agreement to defer the payment of certain amounts due to GMCL, up to $3.7 million. The agreement defers the amount of monthly revenue share payments beginning in December 2009 and continuing through calendar 2010 for up to one year from the due date of each monthly payment to a maximum of $3 million. In addition, the agreement defers the payment of $0.7 million in loyalty bounty due to GMCL. In consideration of this deferral, the Company will pay interest of 19% annually, compounded monthly. As of May 31, 2011, the amount deferred including interest payable is $2.7 million.

The agreement includes a provision for immediate repayment of outstanding amounts in the event of the Company refinancing or completing the proposed merger. If the refinancing or proposed merger are not completed by June 30, 2011, the outstanding bounty amount is immediately due and the consideration of the deferral of the monthly revenue share payments is changed to an interest rate of 15% per annum, compounded monthly and the issuance of share purchase warrants (warrants) to GMCL. Each warrant will entitle the holder to purchase one Class A Subordinate Voting Share. Each warrant would have an exercise price equal to the market price of one CSR share at the time of issuance of the warrant. One warrant will be issued for every three dollars of the deferred revenue share amount, excluding accrued interest, adjusted for any change in the market price of the Company’s common shares between the date of the agreement and the issuance date of the warrants.

During the quarter ended May 31, 2011, an amendment to this agreement was signed. The amendment extended the date for refinancing or the merger to be complete from May 31, 2011 to June 30, 2011 for no additional consideration. On June 21, 2011, the outstanding amounts were repaid to GMCL, included the interest. The warrants were not required to be issued.

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